

August 5, 2014

Via E-mail
Mr. Sandeep Reddy
Chief Financial Officer
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021

      Re: **Guess?, Inc.**
              Form 10-K for the Fiscal Year Ended February 1, 2014
              Filed March 28, 2014
              File No. 001-11893

Dear Mr. Reddy:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/Tia L. Jenkins

                                      Tia L. Jenkins
                                      Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining